HAZARD & SIEGEL, INC.

DEWITT, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

PUBLIC DOCUMENT

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13942

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021_____ AND ENDING _12/31/2021_____
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __HAZARD & SIEGEL INC._____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__5793 WIDEWATERS PARKWAY SUITE 200_____
                                                  (No. and Street)

_DEWITT_____NEW YORK_____13214_____
                  (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DAVID M MULLEN_____315-414-0722_____ dmullen@hazardsiegel.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_EVANS AND BENNETT LLP_____
                        (Name – if individual, state last, first, and middle name)

_2112 ERIE BLVD. E., SUITE 100_____SYRACUSE_____NEW YORK____13224_____
(Address)   (City)   (State)   (Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___DAVID M MULLEN_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___HAZARD & SIEGEL INC._____, as of ___DECEMBER 31_____, 2021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THOMAS M. WALSH
Notary Public, State of New York
No. 01WA5071178
Qualified in Onondaga County
Commission Expires Jan. 6, 2023

Notary Public

Signature: _____

Title:
___PRESIDENT AND CHIEF COMPLIANCE OFFICER___

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Hazard & Siegel, Inc.
Dewitt, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hazard & Siegel, Inc. as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hazard & Siegel, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hazard & Siegel, Inc.'s management. Our responsibility is to express an opinion on Hazard & Siegel, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hazard & Siegel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Evans and Bennett, LLP

Certified Public Accountants
We have served as Hazard & Siegel, Inc.'s auditor since 1999.
Syracuse, New York
February 22, 2022

HAZARD & SIEGEL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$ 120,436
Commissions receivable	268,227
Prepaid expenses	7,957
Receivable - other	6,521
Fixed Asset - Right of Use	165,563
Property and equipment - net	5,833
Total assets	**$ 574,537**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 246,293
Lease liability	$ 179,706
Total liabilities	425,999
Stockholder's equity	148,538
Total liabilities and stockholder's equity	$ 574,537

A copy of our most recent Annual Audited Report, Form X-17a-5 Part III, is available for examination and copying at the principal office of the firm in Dewitt, New York, as well as the office of the Securities and Exchange Commission in New York, New York.

Note 1. Organization and Nature of Business

Hazard & Siegel, Inc. (the Company) is a regional securities broker-dealer, registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is an introducing broker, and limits its business to the sales and service of investment company products, insurance company variable insurance products, group annuities within retirement plans, public non-trade REITS, and public non=traded BDCs.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

Brokerage Commissions

The Company arranges for the purchase and sale of securities for its customers. Each time a customer enters into a buy transaction, the Company generally recevies a commission. Commissions are recorded on the trade date (the date that the Company fills the trade order by contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date becasue that is when 1.) the underlying financial instrument or purchaser is identified, 2.) the pricing is agreed upon, and 3.) the risks and rewards of ownership have been transferred to the customer.

Note 2. Summary of Significant Accounting Policies (continued)

Distribution fees

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front (trade date), over time, of as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date as a commission, as outlined in the previous note. For variable amounts paid over time, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly or quarterly. Distribution fees recognized into he current period are primarily related to performance obligations that have been satisfied in prior periods.

Practical expedients

As part of the adoption of the ASU, the Company elected to use the following practical expedients: the Company states its accounts receivable at their transaction price and does not adjust for financing components; costs incurred to obtain a contract are expensed as incurred when the amortization period is less than a year.

Income Taxes

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income, generally, is taxed directly to the stockholder. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $1,000 and is reflected in these financial statements. The Company also accrued $1,000 for anticipated state income tax payments to other states.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes compensation expense when it is paid to the employees.

Events Occurring After Reporting Date

Management has evaluated subsequent events through February 22, 2022, which is the date the financial statements were available to be issued.

Note 3. Commissions Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2021.

Note 4. Off-Balance-Sheet Credit Risk

The Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 5. Property and Equipment - Net

A schedule of property and equipment is as follows:

Office equipment	$	62,752
Leasehold improvements		12,804
		75,556
Accumulated depreciation		(69,722)
Property and equipment - net	$	5,834

Depreciation expense was $6,877 for the year ended December 31, 2021.

Note 6. Commitments and Contingencies

Operating Leases

The Company has a seven year lease on its office in Dewitt, New York with 5793 Widewaters Parkway, LLC commencing April of 2017 through July 31, 2024. Total rent expense was $5,586 with an additional amortization of right of use expense of $66,225 for the year ended December 31, 2021.

The minimum annual rental commitments over the next five years are as follows:

	Real Estate operating lease
2022	73,395
2023	74,803
2024	43,635
Total	191,833
Less effects of discounting	(12,127)
Lease liabilities recognized	$ 179,706

Note 7. Net Capital Requirements

As a registered broker-dealer, Hazard & Siegel, Inc. is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2021, Hazard & Siegel, Inc.'s aggregate indebtedness and net capital were $260,436 and $111,975 respectively, a ratio of 2.33 to 1 and net capital exceeded the minimum capital requirement of $17,362 by $94,613.

Note 8. Related Party Transactions

The Company shares the expense of the cost of its Spectrum cable and Northlands Communications internet service bill. The annual expense was $2,664 for the year ended December 31, 2021.

The Company shares the expense of its errors and omission insurance coverage. The annual expense paid to the related party for the year ended December 31, 2021 was $60,798.

The Company pays payroll expenses for a related entity. The related entity reimbursed the company for the payroll expenses in the amount of $87,444 for the year ended December 31, 2021.

Note 9. Forgivable Loan Received under the SBA Payroll Protection Program

The company received a $86,360 loan under the Paycheck Protection Program (PPP) in 2020. This forgiveable loan is being recorded as revenue and is included in Other Revenue for the year ended December 31, 2021. Management has stated that the amounts recorded as revenue were spent on approved expenses that were classified as forgiveable. The loan was fully forgiven in August 2021.

Note 10. Risks and Uncertainties

The recent COVID-19 outbreak in the United States has resulted in economic uncertainties which may negatively impact the Company. Given the uncertainty and daily evolution of the COVID-19 outbreak, the Company is not able to estimate the effects on financial operations.